UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 29, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

SMITH & NEPHEW PLC

29 August 2025

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

1.   AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020

On 27 August 2025, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted to Ajay Dhankhar under the Smith & Nephew Global Share Plan 2020. The awards have been made in London and are based on the closing Share price on the London Stock Exchange between 6 and 19 August 2025 inclusive, of £13.48.

i.          PERFORMANCE SHARE PROGRAMME 2025 AWARDS

The following Performance Share awards will vest as follows:

a.         *40,005 shares will vest on 8 March 2027 subject to the achievement of performance conditions measured over the period 1 January 2024 to 31 December 2027; and
b.         **87,370 shares will vest on 27 August 2028 subject to the achievement of performance conditions measured over the period 1 January 2025 to 31 December 2028.

*The number of shares subject to the above awards are shown at target vesting. Should maximum vesting be achieved, the participant will receive 2x the number of shares shown above. The participant will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

** The number of shares subject to the above awards are shown at maximum vesting. This award will vest proportionally depending upon the extent to which the associated performance conditions are met. The participant will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to the individual included in this section:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share awards granted at target under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2025 - 08 - 27
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Ajay Dhankhar (Chief Corporate Strategy & Development Officer)	PDMR	Nil	127,375	N/A Single Transaction

ii.          SHARE AWARDS

One third of the share awards detailed below will vest on 27 August 2026, a further third will vest on 27 August 2027, and the final third will vest on 27 August 2028. Each vesting is subject to Ajay Dhankhar remaining in the employment of the Group on the vesting dates, not being under notice and not having achieved an "unsatisfactory performance" rating for his personal performance in the year prior to each vesting date.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Share awards granted under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2025 - 08 - 27
Place of Transaction	Grant took place outside a trading venue

Name(Position)	Status	Price (£)	Volume	Aggregated information
Ajay Dhankhar (Chief Corporate Strategy & Development Officer)	PDMR	Nil	82,572	N/A Single Transaction

2.   AWARDS MADE UNDER THE RESTRICTED SHARE PLAN 2024

On 27 August 2025, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted to Ajay Dhankhar under the Smith & Nephew Restricted Share Plan 2024. The awards have been made in London and are based on the closing Share price on the London Stock Exchange between 6 and 19 August 2025 inclusive, of £13.48.

One third of the Restricted Share awards detailed below will vest on 27 August 2026, a further third will vest on 27 August 2027, and the final third will vest on 27 August 2028. Each vesting is subject to Ajay Dhankhar remaining in the employment of the Group on the vesting dates, not being under notice and not having achieved an "unsatisfactory performance" rating for his personal performance in the year prior to each vesting date.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Restricted Share awards granted under the Smith & Nephew Restricted Share Plan 2024
Date of Transaction	2025 - 08 - 27
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Ajay Dhankhar (Chief Corporate Strategy & Development Officer)	PDMR	Nil	39,359	N/A Single Transaction

Helen Barraclough
Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 29, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary